UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 24, 2006

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Announcement

Patni’s Chief Financial Officer resigns

Mumbai, May 23, 2006: Patni Computer Systems Ltd., a leading global IT consulting and services provider, today reported that its Chief Financial Officer (CFO), Mr. Deepak Sogani will be leaving the organization to pursue other career opportunities.

Mr. Sogani will continue his present responsibilities for the next four (4) months. Patni Computer Systems has initiated the process of identification of a new Chief Financial Officer and expects to complete the appointment within this period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: May 24, 2006	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary